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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 --------------


                                   FORM 8-A/A
                                (Amendment No. 4)


                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934




                            TECUMSEH PRODUCTS COMPANY
             (Exact name of registrant as specified in its charter)




                Michigan                                38-1093240
(State of Incorporation or Organization) (I.R.S. Employer Identification Number)


100 East Patterson Street, Tecumseh, Michigan              49286
  (Address of Principal Executive Offices)               (Zip Code)




       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

       Securities to be registered pursuant to Section 12(g) of the Act:

                          Class B Stock Purchase Rights
                                (Title of Class)

         Items 1 and 2 of the Form 8-A Registration Statement concerning the Class B Stock Purchase Rights of the registrant (originally designated as Common Stock Purchase Rights), as heretofore amended, are hereby further amended to read in their entirety as follows:

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         Item 1. Description of Registrant's Securities to Be Registered.

                 a. Background.

         The Board of Directors of Tecumseh Products Company (the "Company") first adopted a Rights Agreement on January 23, 1991 (the "Rights Agreement"). Pursuant to the Rights Agreement, the Company distributed one stock purchase right for each share of the Company's common stock outstanding at that time. Also pursuant to the Rights Agreement, one stock purchase right was distributed to each share of the Company's common stock issued thereafter.

         On April 22, 1992, the Company reclassified its capital stock (the "Reclassification") by dividing it into two classes: Class A Common Stock, $1.00 par value per share ("Class A Stock"), and Class B Common Stock, $1.00 par value per share ("Class B Stock", and together with the Class A Stock, the "Common Stock"). The Company converted each share of common stock outstanding at the time (the "Former Common Stock") into one share of Class B Stock. On the same day, the Company's Board of Directors declared a dividend distribution of one share of Class A Stock for each outstanding share of Class B Stock (the "1992 Stock Dividend"). The 1992 Stock Dividend was payable May 29, 1992 to holders of record of Class B Stock as of the close of business on May 8, 1992. Collectively, the Reclassification and the 1992 Stock Dividend are referred to herein as the "Recapitalization." On May 26, 1993, the Board of Directors declared a dividend distribution of one share of Class A Stock for each share of Common Stock (the "1993 Stock Dividend"). The 1993 Stock Dividend was payable June 30, 1993 to shareholders of record as of the close of business on June 8, 1993.

         At the time the 1992 Stock Dividend was declared, the Board of Directors amended the Rights Agreement in order to clarify the effect of the Recapitalization on the stock purchase rights that had been distributed under that Agreement. Pursuant to the amendment, each previously distributed stock purchase right was converted, as of the effective date of the Reclassification, into a Class B Right. The amendment also provided for the distribution of one Class B Right for each share of Class B Stock issued thereafter until the Distribution Date (described below). At the same time, the Board of Directors adopted a new plan for the distribution of a Class A Right for each share of Class A Stock issued after the effectiveness of the Recapitalization (including Class A Stock issued in the 1992 and 1993 Stock Dividends) until the Distribution Date.

         The agreements setting forth these rights plans were amended on May 26, 1993 in connection with the 1993 Stock Dividend. They were again amended on August 25, 1999 to, among other things, increase the exercise price under each Class A Right and Class B Right, to extend the term of each plan, and to reflect that as of that date the Rights Agent under both plans had changed from NBD Bank, N.A. to State Street Bank and Trust Company, N.A.

         Each Class B Right entitles the registered holder, subject to the terms of the Class B Rights Agreement, to purchase from the Company one share of Class B Stock at a purchase price of $180.00 per share, subject to adjustment (such purchase price, as it may be adjusted, the "Purchase Price"). The Purchase Price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Class B Rights are set forth in the Amended and Restated Class B Rights Agreement, as amended, between the



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Company and State Street Bank and Trust Company, N.A., as successor Class B
Rights Agent (the "Class B Rights Agreement").

         b.  The Class B Rights Agreement.

         The Class B Rights currently are attached to all certificates representing shares of outstanding Class B Stock and until the Distribution Date will be attached to any certificates representing subsequently issued shares of Class B Stock, and, initially, no separate Class B Rights Certificates will be distributed. Until the Distribution Date, (i) the Class B Rights will be evidenced by the certificates representing Class B Stock and will be transferred with and only with such certificates, (ii) new Class B Stock certificates issued after April 22, 1992 will contain a notation incorporating the Class B Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Class B Stock (including certificates which prior to the effectiveness of the Reclassification Amendment represented shares of Former Common Stock) will also constitute the transfer of the Class B Rights associated with the Class B Stock represented by such certificates. The Class B Rights are not exercisable until the Distribution Date and will expire at the close of business on August 25, 2009, unless earlier redeemed by the Company as described below.

         The Class B Rights will separate from the Class B Stock and the Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or such Subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 10% (or, if such person or group is a "Grandfathered Person," the "Grandfathered Percentage") or more of the then outstanding shares of Class B Stock, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement, without Board approval, of a tender offer or exchange offer that would result in a person or group beneficially owing 10% or more of the then outstanding shares of Class B Stock. Any person or group that beneficially owned 5% or more of the Class B Stock outstanding on April 22, 1992 (a "Grandfathered Person") will not be an Acquiring Person, however, unless the percentage of outstanding shares of Class B Stock beneficially owned by that Grandfathered Person subsequently exceeds twice the percentage beneficially owned on April 22, 1992, plus an additional 1% (the "Grandfathered Percentage"). A public announcement giving rise to the Stock Acquisition Date may be made by either the Company or an Acquiring Person. However, the Company is not obligated under any circumstances to make any such announcement, and no announcement by the Company of any matter or state of facts will give rise to the Stock Acquisition Date unless the announcement itself expressly so provides.

         As soon as practicable after the Distribution Date, Class B Rights Certificates will be mailed to holders of record of Class B Stock as of the close of business on the Distribution Date and, thereafter, the separate Class B Rights Certificates alone will represent the Class B Rights.

         In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Class B Stock remain outstanding,
(ii) any Person becomes the



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beneficial owner of 15% (or, if such Person is a Grandfathered Person, the greater of 15% or the Grandfathered Percentage) or more of the then outstanding shares of Class B Stock (other than pursuant to a transaction described in the next paragraph), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Class B Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization) (other than pursuant to a transaction described in the next paragraph), then, in each such case, each holder of a Class B Right will thereafter have the right to receive, upon exercise, Class B Stock (or, in certain circumstances, shares of Class B Stock and cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Class B Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Class B Rights that are, or (under certain circumstances specified in the Class B Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company merges into any other Person, (ii) any Person merges into the Company and in connection therewith all or part of the Class B Stock is converted or exchanged for cash or property, or securities, of any other Person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Class B Right (except Class B Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the Purchase Price of the Class B Right.

         The Purchase Price payable, and the number of shares of Class B Stock issuable, upon exercise of the Class B Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend on the Class B Stock payable in shares of Common Stock or a subdivision, combination or reclassification of Class B Stock, (ii) if all holders of the Class B Stock are granted certain rights or warrants to subscribe for Class B Stock or convertible securities at less than the current market price of the Class B Stock, or (iii) upon the distribution to the holders of the Class B Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends but including dividends payable in Company securities other than shares of Common Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares. In lieu thereof, an adjustment in cash may be made based on the market price of the Class B Stock prior to the date of exercise.

         At any time until 10 business days following the Stock Acquisition Date, the Company's Board of Directors may redeem the Class B Rights in whole, but not in part, at a price of one-fourth of one cent ($.0025) per Class B Right, subject to adjustment (such price, as it may be adjusted, the "Redemption Price"), payable, at the election of the Board, in cash or shares of Class B Stock. Immediately upon action of the Board of Directors ordering the redemption of the Class B Rights, the Class B Rights will terminate and the only right of the holders of Class B Rights will be to receive the Redemption Price.




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         Until a Class B Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Class B Rights is not taxable to shareholders or to the Company, Class B shareholders may, depending upon the circumstances, recognize taxable income in the event that the Class B Rights become exercisable for shares of Class B Stock (or other consideration).

         Any of the provisions of the Class B Rights Agreement may be amended at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Class B Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Class B Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Class B Rights Agreement; provided, however, that no amendment may be made to lengthen the time period governing redemption at such time as the Class B Rights are not redeemable or to lengthen any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of and/or the benefits to holders of Class B Rights.

         The Class B Rights and the similar Class A Rights (collectively, the "Rights") may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Class B Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Rights may be redeemed by the Company at $.0025 per Right at any time on or prior to the tenth business day following the Stock Acquisition Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         The Amended and Restated Class B Rights Agreement between the Company and the Class B Rights Agent, dated as of April 22, 1992, specifying the terms of the Class B Rights, which includes as Exhibit A the Form of Class B Rights Certificate; the First Amendment to Amended and Restated Class B Rights Agreement, dated August 30, 1992, which, among other things, includes an amendment to the Form of Class B Rights Certificate; the Second Amendment to Amended and Restated Class B Rights Agreement, dated as of May 26, 1993; and the Third Amendment to Amended and Restated Class B Rights Agreement, dated as of August 25, 1999, are filed with this Form 8-A Registration Statement, as amended, as Exhibits 4, 4.1, 4.2, and 4.3, respectively. Each of these Exhibits is incorporated herein by reference. The foregoing description of the Class B Rights does not purport to be complete and is qualified in its entirety by reference to said Exhibits.

         Item 2.  Exhibits.

         The following exhibits are filed as part of this Form 8-A/A Registration Statement:



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                  4        Amended and Restated Class B Rights Agreement, dated
                           as of April 22, 1992, between Tecumseh Products Company and NBD Bank, N.A., as Class B Rights Agent. (Filed with Amendment No. 1 on Form 8, dated April 22, 1992, to the Form 8-A Registration Statement concerning registrant's Class B Stock Purchase Rights).

                  4.1 First Amendment to Amended and Restated Class B Rights Agreement, dated August 30, 1992, between Tecumseh Products Company and NBD Bank, N.A., as Class B Rights Agent. (Filed with Amendment No. 2 on Form 8, dated October 2, 1992, to the Form 8-A Registration Statement concerning registrant's Class B Stock Purchase Rights).

                  4.2 Second Amendment to Amended and Restated Class B Rights Agreement, dated as of May 26, 1993, between Tecumseh Products Company and NBD Bank, N.A., as Class B Rights Agent (Filed with Amendment No. 3 on Form 8-A/A, dated June 22, 1993, to the Form 8-A Registration Statement concerning registrant's Class B Stock Purchase Rights).

                  4.3 Third Amendment to Amended and Restated Class B Rights Agreement, dated as of August 25, 1999, between Tecumseh Products Company and State Street Bank and Trust Company, N.A., as successor Class B Rights Agent.

















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                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 8-A/A (Amendment No. 4) to the Form 8-A Registration Statement concerning registrant's Class B Stock Purchase Rights to be signed on its behalf by the undersigned, thereunto duly authorized.


                               TECUMSEH PRODUCTS COMPANY



Date:  August 26, 1999         By: /s/ John H. Foss
                                  ------------------------------------
                                       John H. Foss
                                       Its Vice President, Treasurer
                                           and Chief Financial Officer















                                      S-1


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                                  EXHIBIT INDEX
         Exhibit
           No.             Description
         -------           -----------

            4 Amended and Restated Class B Rights Agreement, dated as of April 22, 1992, between Tecumseh Products Company and NBD Bank, N.A., as Class B Rights Agent. (Filed with Amendment No. 1 on Form 8, dated April 22, 1992, to the Form 8-A Registration Statement concerning registrant's Class B Stock Purchase Rights).

            4.1 Form of First Amendment to Amended and Restated Class B Rights Agreement, dated August 30, 1992, between Tecumseh Products Company and NBD Bank, N.A., as Class B Rights Agent. (Filed with Amendment No. 2 on Form 8, dated October 2, 1992, to the Form 8-A Registration Statement concerning registrant's Class B Stock Purchase Rights).

            4.2 Form of Second Amendment to Amended and Restated Class B Rights Agreement, dated as of May 26, 1993, between Tecumseh Products Company and NBD Bank, N.A., as successor Class B Rights Agent. (Filed with Amendment No. 3 on Form 8-A/A, dated June 22, 1993, to the Form 8-A Registration Statement concerning registrant's Class B Stock Purchase Rights).

            4.3 Third Amendment to Amended and Restated Class B Rights Agreement, dated as of August 25, 1999, between Tecumseh Products Company and State Street Bank and Trust Company, N.A., as successor Class B Rights Agent.